UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

HAMPSHIRE GROUP, LIMITED
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

408859106
(CUSIP Number)

Terrier Partners L.P.
400 E. 89th Street
New York, NY 10128
Attention: Mr. Bobby Melnick

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Noah Klarish, Esq.
Hutner Klarish LLP
1359 Broadway, Suite 2001
New York, NY 10018
(212) 868-3777

April 20, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 408859106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terrier Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 777,255 shares (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 777,255 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,255 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 408859106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B-doggy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 777,255 shares (1) (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 777,255 shares (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,255 shares (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (See Item 5) *
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) As the general partner of Terrier Partners L.P., B-doggy LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Terrier Partners L.P.

SCHEDULE 13D

CUSIP No. 408859106	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bobby Melnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 777,255 shares (1) (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 777,255 shares (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,255 shares (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (See Item 5) *
14	TYPE OF REPORTING PERSON IN

(1) Mr. Melnick may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Terrier Partners L.P., because he is the managing member of B-doggy LLC, which is the general partner of Terrier Partners L.P. The filing of this Statement and any future amendment by Mr. Melnick, and the inclusion of information herein and therein with respect to Mr. Melnick, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Melnick disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.10 value per share (the “Common Stock”), of Hampshire Group, Limited, a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 114 W. 41st Street, New York, New York.

Item 2.	Identity and Background.

(a)     This Schedule 13D is filed by Terrier Partners L.P. (“Terrier Partners”), BDoggy LLC (“B-Doggy”) and Bobby Melnick (collectively the “Reporting Persons”). Terrier Partners is a private investment company organized as a limited partnership under the laws of the State of New York. Bobby Melnick is the managing member of B-doggy, LLC, the general partner of Terrier Partners. Mr. Melnick is a citizen of the United States of America. The business address of the Reporting Persons is 400 E. 89th Street, New York, NY 10128. Terrier Partners and B-doggy are each separate and distinct entities with different beneficial owners (whether designated as limited partners or members).

(b)-(f)     Terrier Partners filed an initial Schedule 13D for an event of November 1, 2011 (the “Initial Schedule”). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Terrier Partners directly owns 777,255 shares of the Issuer’s Common Stock for which it paid $2,267,368 from its working capital.

Item 5.	Interest in Securities of the Issuer.

(a)     The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 7,343,767 shares of Common Stock outstanding (based upon information reported by the Issuer’s CFO) directly beneficially owned by the Reporting Person is as follows:
		Percentage of
Name	Number of Shares	Outstanding Shares
Terrier Partners L.P.	777,255	10.6%
B-doggy LLC	0	0
Bobby Melnick	0	0

(b)     Terrier Partners has sole power to vote and sole power to dispose or to direct the disposition of 777,255 shares of the Issuer’s Common Stock.

(c)     See Appendix 1 annexed hereto.

(d)     Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)     Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2012

TERRIER PARTNERS L.P.

By:	B-DOGGY LLC, General Partner

By:	/s/ Bobby Melnick
Bobby Melnick, Managing Member

B-DOGGY LLC

By:	/s/ Bobby Melnick
Bobby Melnick, Managing Member

/s/ Bobby Melnick
Bobby Melnick

APPENDIX I
TRANSACTIONS IN HAMPSHIRE GROUP, LIMITED COMMON STOCK-
PAST 60 DAYS

	Number of Shares		Share
Trade Date	Purchased	Purchase Price	Price
03/05/12	1,200	2,728	2.27
04/17/12	10,000	20,200	2.02
04/20/12	287,557	569,162	1.97